[A4 LETTERHEAD]

May 8, 2015

Larry Spirgel
Assistant Director
Robert Shapiro
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Law Clerk
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-3561

RE:                      Alpine 4 Automotive Technologies Ltd.
Form 8-K
Filed November 5, 2014
File No. 000-55205
Your letter dated April 24, 2015

Dear Messrs. Spirgel, Shapiro, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter (the “April Letter”) dated April 24, 2015, in reference to the filing by Alpine 4 Automotive Technologies Ltd. (the “Company”) of the Current Report on Form 8-K (the “Current Report”) listed above, as well as to your letter of January 14, 2015 (the “January Letter”) relating to the Current Report.

In the April Letter, you noted that you had provided comments on the Current Report that remain outstanding and unresolved, and asked that we provide a response not later than May 8, 2015.

In the January Letter, you had provided two comments relating to the Current Report, and the Company had provided its response on January 29, 2015.

By way of background, the Current Report was filed following the filing by the Company of a registration statement on Form S-4 (the “Registration Statement”) that related to a proposed transaction between the Company and AutoTek Incorporated (“AutoTek”), whereby the Company would purchase a source code asset (the “Source Code”) from AutoTek (the “Asset Purchase Transaction”).  In connection with the Asset Purchase Transaction, the Company and AutoTek determined out of an abundance of caution, to seek approval of the shareholders for the Asset Purchase Transaction, and the Registration Statement was also the proxy statement that will be sent to the AutoTek shareholders in connection with a special meeting that is to be held once the Company completes the review process of the Registration Statement.
Assuming that the AutoTek stockholders approve the Asset Purchase Transaction, the Company agreed to offer to conduct a share exchange with the AutoTek stockholders on a voluntary participation basis.

(The Staff has provided comments to the Company in connection with the Registration Statement, and the Company is working to prepare its response to the most recent comment letter that relates to the Registration Statement.)

On February 4, 2015, the Company, its outside accounting professional, its independent auditor, and its legal counsel participated in a conference call with the Staff relating to the specific question of whether the transaction in the Registration Statement should be accounted for as an asset acquisition or the acquisition of a business.  The Staff’s position is that the transaction is the acquisition of a business, and indicated that the Company needed to provide the information required by Form S-4 relating to a company to be acquired, including audited financial statements  of AutoTek, and pro forma financial statements reflecting the combined entities.

As noted, the Company is working to finalize those financial statements and pro forma financial statements.

The Staff has asked that the Company provide an amendment to the Current Report on Form 8-K to include those financial statements and pro forma financial statements.

By way of additional background, the Item disclosed in the November 5, 2014, Current Report was that the Company had ceased to be a shell company as defined in SEC Rule 405, and that the Registration Statement (filed on November 4, 2014) contained the required “Form 10 Information” about the Company to permit the Company to exit shell company status.

The Current Report notes that the Company had entered into a license agreement with AutoTek, pursuant to which AutoTek licensed the Source Code to Alpine 4, and that Alpine 4 had completed the development of the software, and had developed two products, the LotWatch and ServiceWatch products.  The Current Report also noted that the Company had entered into agreements with several automobile dealerships for the deployment of the LotWatch and ServiceWatch devices.

The Current Report included the following statement:

Prior to the entry into the License Agreement, the Company was deemed a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act").  Following the entry into the License Agreement and in connection with the Company’s development of the LotWatch and ServiceWatch products and the agreements with the automobile dealerships, the Company commenced its operations.

It is the Company’s position that the Company was no longer a shell company because it had more than no or nominal operations and more than no or nominal assets.  By way of operations, the Company had entered into the license agreement; had developed the Source Code into a completed software package; had integrated that software into hardware devices; had placed orders to have the devices manufactured; had contracts with dealerships for the testing and use of the devices, and had inventory to fulfill those contracts. By way of assets, the Company had its license agreement, the developed software package, the contracts with related receivables, and the inventory.

(Please note: neither the AutoTek Asset Purchase Transaction nor the share exchange were required for the Company to cease being a shell company.  Neither of those transactions has closed as of the date of this letter, but the Company continues its operations, and remains an operating company rather than a shell company.)

The Company also noted in the Current Report that a company that has ceased to be a shell company is required to provide “the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act. The Proxy/Registration Statement filed with the SEC includes the required information about the Company that constitutes “Form 10 information” as defined in Rule 144.”  The Company noted that such information was found in, and incorporated by reference to, the Registration Statement, that had been filed the day previous, and also listed the specific items of information that were included in the Registration Statement (description of business, information about directors and officers, executive compensation, information about the Company’s securities, etc.).

The Registration Statement also included information about the proposed transactions with AutoTek, which had no bearing on the Company’s emergence from shell company status, which may have been confusing to potential investors and the public.  The Company admits that the Current Report could have been more clear in indicating which information was being incorporated by reference to meet the “Form 10 Information” requirement.  The Company does note, however, that at the time the Current Report was filed, and also as of the date of this letter, the proposed transactions with AutoTek had not closed, and as such, could not factor into the determination of the Company’s exiting shell company status, the disclosure of which was the purpose of the filing of the Current Report.

For purposes of clarity, and in response to the Staff’s April Letter, the Company has filed today an amendment to the Current Report which includes the “Form 10 Information” about the Company in the filing, rather than incorporating it by reference to the S-4.  The amended Current Report explains the prior filing, the reference to the S-4 and the transactions described therein, as well as the transactions and operations which permitted the Company to exit shell company status.

The amended Current Report does discuss the proposed AutoTek transactions, and notes that they have not closed.  The amended Current Report also discloses other proposed transactions that the Company has commenced, as well as their status.

With respect to the AutoTek financial statements and the pro forma financial statements relating to the proposed AutoTek transaction, the Company assures the Staff that the Company’s professionals are working to complete the required audits and compile the information for the pro forma financial statements, and that the Company anticipates filing an amendment to the Registration Statement and responding to the Staff’s comments relating to the Registration Statement as soon as possible, and anticipates that such filings will be made within the next several weeks, most likely following the filing of the Company’s quarterly report for the quarter ended March 31, 2015.

Conclusion

The Company acknowledges the following:

 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kent B. Wilson, Chief Executive Officer the Company, at (855-777-0077, ext. 801) or Park Lloyd, counsel to the Company, at (801) 350-7619, if you have any additional questions or wish to discuss any matters with respect to this letter or the amended filings.

Very truly yours,

Alpine 4 Automotive Technologies Ltd.

/s/Kent B. Wilson

Kent B. Wilson
Chief Executive Officer